UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces
Fourth Quarter and Twelve Month 2020 Results

Lima, Peru, February 25, 2021 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the fourth quarter (4Q20) and twelve-month (FY20) period ended December 31, 2020.  All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Fourth Quarter 2020 Highlights:
●	EBITDA from direct operations reached US$ 59.1 million in 4Q20, compared to US$ 73.9 million reported in 4Q19.
●	4Q20 Adjusted EBITDA including associated companies reached US$ 192.4 million, compared to US$ 183.7 million in 4Q19.
●	4Q20 capital expenditures were US$ 38.0 million, compared to US$ 39.6 million for the same period in 2019.
●	4Q20 net loss of US$ 60.0 million, compared to a net loss of US$ 53.7 million for the same period in 2019.
●
The Company´s De-Bottlenecking Program continued to progress at a reduced level during the fourth quarter of 2020. The program focused primarily on Buenaventura’s Tambomayo, Uchucchacua and El Brocal mines during 2020 (please refer to page 6 for related details).

●	Buenaventura’s cash position reached US$ 235.4 million for the fourth quarter 2020.
●	The Company had no mine-related fatalities during the full year 2020.

Financial Highlights (in millions of US$, except EPS figures):

	4Q20	4Q19	Var	FY20	FY19	Var
Total Revenues	236.1	235.5	0%	676.5	867.9	-22%
Operating Profit	-16.4	-8.7	-90%	-81.3	-58.0	-40%
EBITDA Direct Operations	59.1	73.9	-20%	147.3	202.8	-27%
Adjusted EBITDA (Inc Associates)	192.4	183.7	5%	490.6	652.0	-25%
Net Income	-60.0	-53.7	-12%	-135.7	-12.2	-1,012%
EPS*	-0.24	-0.21	-12%	-0.53	-0.05	-1,012%

(*) As of December 31, 2020, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 2 of 28

Operating Revenues

4Q20 net sales were US$ 231.5 million; in line with US$ 230.6 million reported in 4Q19. Increased commodity prices (excluding lead) supported fourth quarter 2020 net sales figures despite reduced volume sold due to the adverse effects of COVID-19.

Royalty income decreased 5% in the 4Q20 to US$ 4.6 million, from US$ 4.9 million in 4Q19. This was due to a 3% decrease in Yanacocha revenues.

Operating Highlights	4Q20	4Q19%		FY20	FY19%
Net Sales (in millions of US$)	231.5	230.6	0%	657.9	845.6	-22%
Average Realized Gold Price (US$/oz) (1) (2)	1,858	1,487	25%	1,842	1,405	31%
Average Realized Gold Price (US$/oz) Inc. Affiliates (2)(3)	1,860	1,482	25%	1,791	1,399	28%
Average Realized Silver Price (US$/oz) (1) (2)	24.96	17.38	44%	22.14	16.36	35%
Average Realized Lead Price (US$/MT) (1) (2)	1,954	1,952	0%	1,708	1,938	-12%
Average Realized Zinc Price (US$/MT) (1) (2)	2,915	2,208	32%	2,234	2,491	-10%
Average Realized Copper Price (US$/MT) (1) (2)	7,121	5,602	27%	6,259	5,808	8%

Volume Sold	4Q20	4Q19%		FY20	FY19%
Consolidated Gold Oz (1)	37,108	51,432	-28%	124,644	180,876	-31%
Gold Oz Inc. Associated Companies (3)	85,102	119,224	-29%	314,666	476,877	-34%
Consolidated Silver Oz (1)	3,146,072	4,779,765	-34%	10,410,477	18,224,320	-43%
Consolidated Lead MT (1)	7,499	10,858	-31%	28,348	45,995	-38%
Consolidated Zinc MT (1)	13,569	14,702	-8%	53,971	59,953	-10%
Consolidated Copper MT (1)	8,932	11,520	-22%	28,966	41,027	-29%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 3 of 28

Production and Operating Costs
duction and Operating Costs
Buenaventura’s 4Q20 equity gold production was 79,507 ounces, compared to 114,865 ounces produced in 4Q19. This was primarily due to a 46% percent production decrease at Tambomayo, and a 30% production decrease at Yanacocha.

Silver equity production decreased by 35% year on year, primarily due to a 56% decrease in production at the Uchucchacua mine as this mine did not achieve full capacity during the fourth quarter 2020, as was previously announced. Lead equity production decreased by 34% year on year, primarily due to an 67% decrease at the Uchucchacua mine. Zinc equity production decreased by 16% year on year, primarily due to a 64% production decrease at the Uchucchacua mine.

Equity Production	4Q20	4Q19%		FY20	FY19%
Gold Oz Direct Operations(1)	31,271	50,060	-38%	121,342	169,273	-28%
Gold Oz including Associated(2) Companies	79,507	114,865	-31%	312,282	464,487	-33%
Silver Oz Direct Operations(1)	3,112,211	5,092,300	-39%	10,554,928	18,558,980	-43%
Silver Oz including Associated Companies	3,651,305	5,594,969	-35%	12,432,202	20,100,565	-38%
Lead MT	6,819	10,257	-34%	24,436	40,701	-40%
Zinc MT	11,453	13,570	-16%	44,221	55,588	-20%
Copper MT Direct Operations(1)	5,737	7,516	-24%	18,930	26,842	-29%
Copper MT including Associated Companies(3)	25,404	31,432	-19%	91,766	115,990	-21%

Consolidated Production	4Q20	4Q19%		FY20	FY19%
Gold Oz(4)	35,311	55,266	-36%	134,000	191,281	-30%
Silver Oz(4)	3,550,156	5,546,895	-36%	11,947,919	20,288,743	-41%
Lead MT(4)	8,453	12,504	-32%	32,175	49,803	-35%
Zinc MT(4)	16,541	18,071	-8%	65,399	72,397	-10%
Copper MT(4)	9,306	12,206	-24%	30,735	43,578	-29%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.43% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of el Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 4 of 28

Tambomayo (100% owned by Buenaventura)

Production
		4Q20	4Q19	Var %	FY20	FY19	Var %
Gold	Oz	15,699	28,861	-46%	63,477	99,245	-36%
Silver	Oz	477,127	841,868	-43%	1,668,582	2,556,391	-35%

Cost Applicable to Sales
		4Q20	4Q19	Var %	FY20	FY19	Var %
Gold	US$/Oz	1,011	766	32%	941	679	39%

4Q20 year on year gold production at Tambomayo decreased 46% mainly due to a reduction in ore treated. 4Q20 production also decreased due to inventory adjustments after lower-than-expected gold recoveries within the flotation cyanidation circuit. Cost Applicable to Sales (CAS) increased to 1,011 US$/Oz in 4Q20, compared to 766 US$/Oz in 4Q19, primarily due to at 31% decrease in volume sold and higher preparation cost.

Orcopampa (100% owned by Buenaventura)

Production
		4Q20	4Q19	Var %	FY20	FY19	Var %
Gold	Oz	10,260	14,226	-28%	41,129	41,660	-1%
Silver	Oz	2,414	4,367	-45%	9,069	18,791	-52%

Cost Applicable to Sales
		4Q20	4Q19	Var %	FY20	FY19	Var %
Gold	US$/Oz	1,318	976	35%	962	1,489	-35%

The decrease in 4Q20 gold production at Orcopampa was mainly due to a 33% year on year decrease in ore treated. Cost Applicable to Sales (CAS) increased to 1,318 US$/Oz in 4Q20, compared to 976 US$/Oz in 4Q19, primarily due to a 18% decrease in volume sold and a 76% increase in exploration activities.

La Zanja (53.06% owned by Buenaventura)

Production
		4Q20	4Q19	Var %	FY20	FY19	Var %
Gold	Oz	5,817	6,217	-6%	17,228	31,500	-45%
Silver	Oz	27,083	16,216	67%	84,641	97,204	-13%

Cost Applicable to Sales
		4Q20	4Q19	Var %	FY20	FY19	Var %
Gold	US$/Oz	1,822	1,780	2%	1,739	1,233	41%

4Q20 gold production decreased by 6% year on year despite increased throughput, primarily due to a lower ore grade. 4Q20 Cost Applicable to Sales (CAS) was 1,822 US$/Oz; a 2% increase compared to 1,780 US$/Oz in 4Q19, in line with 4Q19 reported La Zanja gold production.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 5 of 28

Coimolache (40.10% owned by Buenaventura)

Production
		4Q20	4Q19	Var %	FY20	FY19	Var %
Gold	Oz	43,500	51,474	-15%	106,017	162,196	-35%
Silver	Oz	245,024	293,326	-16%	699,361	754,306	-7%

Cost Applicable to Sales
		4Q20	4Q19	Var %	FY20	FY19	Var %
Gold	US$/Oz	806	694	16%	854	684	25%

4Q20 gold production at Coimolache decreased by 15% year on year, primarily due to lower ore grades despite an increase in ore treated. 4Q20 Cost Applicable to Sales (CAS) was 806 US$/Oz; a 16% increase compared to 694 US$/Oz in 4Q19, mainly due to a 23% decrease in volume sold.

Uchucchacua (100% owned by Buenaventura)

Production
		4Q20	4Q19	Var %	FY20	FY19	Var %
Silver	Oz	1,274,529	2,876,329	-56%	5,000,312	10,640,913	-53%
Zinc	MT	1,474	4,046	-64%	5,223	19,144	-73%
Lead	MT	1,369	4,174	-67%	5,151	17,635	-71%

Cost Applicable to Sales
		4Q20	4Q19	Var %	FY20	FY19	Var %
Silver	US$/Oz	30.20	14.90	103%	22.24	12.15	83%

4Q20 silver production at Uchucchacua decreased by 56%, primarily due to a reduction in ore treated despite higher ore grades. Uchucchacua did not achieve full capacity during the fourth quarter 2020 as the operational focus for this operation was on the ramp-up of mine development and exploration, which was adversely affected by a reduced workforce during prior quarters in 2020 due to the COVID-19 pandemic. Cost Applicable to Sales (CAS) in 4Q20 increased by 103% year on year.

Julcani (100% owned by Buenaventura)

Production
		4Q20	4Q19	Var %	FY20	FY19	Var %
Silver	Oz	666,507	649,226	3%	1,676,731	2,609,006	-36%

Cost Applicable to Sales
		4Q20	4Q19	Var %	FY20	FY19	Var %
Silver	US$/Oz	13.70	13.20	4%	14.27	13.49	6%

4Q20 silver production increased 3% year on year due to a 10% increase in ore grades as compared to the same period last year, despite the lower ore treated. Fourth quarter 2020 silver production includes 43,742 silver ounces derived from tailings dam retreatment. 4Q20 Cost Applicable to Sales (CAS) was 13.7 US$/Oz, in line with the figure reported in 4Q19.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 6 of 28

El Brocal (61.43% owned by Buenaventura)

Production
		4Q20	4Q19	Var %	FY20	FY19	Var %
Copper	MT	9,252	12,159	-24%	30,608	43,394	-29%
Zinc	MT	13,191	11,670	13%	54,909	43,580	26%
Silver	Oz	1,102,496	1,158,888	-5%	3,508,585	4,366,438	-20%

Cost Applicable to Sales
		4Q20	4Q19	Var %	FY20	FY19	Var %
Copper	US$/MT	5,386	5,352	1%	5,135	5,385	-5%
Zinc	US$/MT	2,308	1,989	16%	1,923	2,007	-4%

El Brocal 4Q20 copper production decreased by 24% year on year, mainly due to a 42% decrease in ore treated at Marcapunta due to limited availability of ore transport vehicles during the quarter, despite higher ore grades (23%) at Marcapunta and additional copper ore derived from its Tajo Norte mine. Tajo Norte 4Q20 zinc production increased by 13% year on year due to a 6% increase in ore treated and a 13% increase in recovery rate compared to the same period in 2019.

4Q20 Copper Cost Applicable to Sales (CAS) was in-line with that of 4Q19. Zinc CAS increased by 16% year on year for the fourth quarter 2020, mainly due to increased commercial deductions resulting from less favorable market conditions as compared to 2019.

De-bottlenecking Program — 2020 Program
De-Bottlenecking Program – 2020 Update
Buenaventura’s De-Bottlenecking Program progressed well during the fourth quarter 2020, particularly in light of considerable headwinds, and successfully resulted in incremental EBITDA as is illustrated below:

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 7 of 28

General and Administrative Expenses

4Q20 General and Administrative expenses were US$ 17.3 million; a 19% decrease as compared to US$ 21.4 million in 4Q19. This decrease is due to the Company´s successful cost containment and expense reduction during the quarter, which partially offset the adverse effects of Peru’s current State of Emergency.

Exploration in Non-Operating Areas

4Q20 exploration costs in Non-Operating Areas were US$ 3.2 million, compared with US$ 2.7 million in 4Q19. During the period, Buenaventura focused exploration efforts primarily on its Emperatriz project, resulting in US$ 1.3 million in exploration costs during 4Q20.

Share in Associated Companies
Share in Associated Companies
During 4Q20, Buenaventura’s share in associated companies was US$ -25.6 million, compared to US$ -62.3 million reported in 4Q19, comprised of:

Share in the Result of Associates (in millions of US$)	4Q20	4Q19	Var	FY20	FY19	Var
Cerro Verde	29.5	17.9	65%	53.8	76.5	-30%
Yanacocha	-63.2	-85.9	26%	-72.2	-41.6	-74%
Coimolache	8.6	5.8	49%	10.1	12.9	-22%
Others	-0.5	0.2	N.A.	-1.1	0.0	N.A.
Total	-25.6	-62.3	59%	-9.5	47.7	N.A.

YANACOCHA

At Yanacocha, which is 43.65% owned by Buenaventura, 4Q20 gold production was 70,548 ounces, 30,794 ounces of which were attributable to Buenaventura. This represents a 30% decrease as compared to the 101,183 ounces produced in 4Q19; 44,166 ounces of which were attributable to Buenaventura.

Full year 2020 gold production was 340,052, 148,433 ounces of which were attributable to Buenaventura; a 36% decrease as compared to 527,336 ounces in FY19, 230,182 ounces of which were attributable to Buenaventura.

Yanacocha reported a net loss of US$ -144.8 million for 4Q20, compared to a net loss of US$ -196.8 million reported in 4Q19. CAS in 4Q20 was 1,071 US$/Oz; a 12% increase compared to 958 US$/Oz in 3Q19, mainly due to a 32% decrease in volume sold.

Capital expenditures at Yanacocha were US$ 43.0 million in 4Q20.

The Yanacocha Sulfides project

●	Currently in the Definitive Feasibility Stage.
●	Decision to proceed expected in 2021, with a three-year development schedule.
●	Investment of approximately US$ 2 billion will be required
●	Environmental Impact Assessment (EIA) study was approved in March 2019.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 8 of 28

CERRO VERDE

Cerro Verde (19.58% owned by Buenaventura) 4Q20 copper production was 100,442 MT, 19,666 MT of which is attributable to Buenaventura; a decrease as compared to 122,142 MT produced in 4Q19, 23,915 MT of which was attributable to Buenaventura.

FY20 copper production was 371,992 MT; 72,836 MT of which was attributable to Buenaventura compared to FY19 copper production of 455,305 MT; 89,149 MT of which was attributable to Buenaventura.

Cerro Verde reported 4Q20 net income of US$ 150.6 million, compared to net income of US$ 131.6 million in 4Q19. This is primarily due to a 7% year on year net sales increase primarily attributed to higher average realized copper price of US$ 3.83 per pound in the fourth quarter of 2020, compared to US$2.84 per pound in the fourth quarter of 2019. This increase was partially offset by a US$ 37.1 million increase in financial expense and a US$ 28.9 million increase in income tax expense as compared to the same period in 2019.

4Q20 capital expenditures at Cerro Verde were US$ 43.6 million.

COIMOLACHE (Tantahuatay operation)

Coimolache (40.10% owned by Buenaventura) 4Q20 attributable contribution to net income was US$ 8.6 million, as compared to US$ 5.8 million in 4Q19.

Others

The following resolution was passed at the Company’s February 25, 2021 Board of Directors Meeting:

• Call for the Annual Shareholders Meeting to be held on March 30, 2021 with the following items proposed for approval:

a) Approval of the 2020 Annual Report
b) Approval of the Financial Statements for the year ended on December 31, 2020
c) Compensation for the Board of Directors – 2020
d) Amendment to the Policy on Compensation for the Board of Directors
e) Appointment of Independent Auditors for Year 2021

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 9 of 28

***
Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru: Orcopampa*, Uchucchacua*, Julcani*, El Brocal, La Zanja and Coimolache, and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2019 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 10 of 28

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of September 30, 2020)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Minera Yanacocha S.R.L. **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*) Consolidated
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 11 of 28

APPENDIX 2

4Q20

Gold Production			16			19
Mining Unit	Operating Results	Unit	4Q20	4Q19	△%	FY20	FY19	△ %
Underground
Tambomayo	Ore Milled	DMT	150,851	182,359	-17%	510,405	640,914	-20%
	Ore Grade	Gr/MT	5.25	5.89	-11%	5.10	5.80	-12%
	Recovery Rate	%	61.69	83.60	-26%	75.80	83.11	-9%
	Ounces Produced*	Oz	15,699	28,861	-46%	63,477	99,245	-36%
Orcopampa	Ore Milled	DMT	24,171	35,983	-33%	88,249	127,079	-31%
	Ore Grade	Gr/MT	12.88	12.12	6%	14.65	10.30	42%
	Recovery Rate	%	93.38	96.92	-4%	96.41	96.75	0%
	Ounces Produced*	Oz	10,260	14,226	-28%	41,129	41,660	-1%
Open Pit
La Zanja	Ounces Produced	Oz	5,817	6,217	-6%	17,228	31,500	-45%
Coimolache	Ounces Produced	Oz	43,500	51,474	-15%	106,017	162,196	-35%
(*) Includes ounces from retreatment of tailing dams

Silver Production
Mining Unit	Operating Results	Unit	4Q20	4Q19	△%	FY20	FY19	△ %
Underground
Tambomayo	Ore Milled	DMT	150,851	182,359	-17%	510,405	640,914	-20%
	Ore Grade	Oz/MT	3.59	5.26	-32%	3.97	4.54	-13%
	Recovery Rate	%	88.06	87.81	0%	82.39	87.76	-6%
	Ounces Produced	Oz	477,127	841,868	-43%	1,668,582	2,556,391	-35%
Uchucchacua	Ore Milled	DMT	148,173	373,965	-60%	550,718	1,335,018	-59%
	Ore Grade	Oz/MT	10.07	8.28	22%	10.10	9.06	11%
	Recovery Rate	%	85.45	92.93	-8%	89.88	87.96	2%
	Ounces Produced	Oz	1,274,529	2,876,329	-56%	5,000,312	10,640,913	-53%
Julcani	Ore Milled	DMT	26,904	31,268	-14%	71,943	123,818	-42%
	Ore Grade	Oz/MT	23.88	21.67	10%	22.67	21.90	3%
	Recovery Rate	%	96.95	95.83	1%	96.88	96.22	1%
	Ounces Produced*	Oz	666,507	649,226	3%	1,676,731	2,609,006	-36%
Marcapunta	Ore Milled	DMT	472,303	809,772	-42%	1,659,731	2,926,124	-43%
	Ore Grade	Oz/MT	0.96	0.70	38%	0.78	0.77	1%
	Recovery Rate	%	52.82	62.48	-15%	62.98	62.07	1%
	Ounces Produced	Oz	239,555	352,328	-32%	812,501	1,392,363	-42%
Open Pit
Tajo Norte - Pb Zn	Ore Milled	DMT	864,200	817,132	6%	2,873,790	3,407,914	-16%
	Ore Grade	Oz/MT	1.73	1.55	11%	1.41	1.38	2%
	Recovery Rate	%	57.83	63.61	-9%	66.52	63.32	5%
	Ounces Produced	Oz	862,941	806,560	7%	2,696,084	2,974,075	-9%
Tajo Norte - Cu	Ore Milled	DMT	91,477	0	-	91,477	0	-
	Ore Grade	Oz/MT	3.80	0.00	-	3.80	0.00	-
	Recovery Rate	%	50.51	0.00	-	50.51	0.00	-
	Ounces Produced	Oz	175,556	0	-	175,556	0	-
(*) Includes 43,472 ounces from retreatment of tailing dams in 4Q20 and 96,812 in FY20.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 12 of 28

Zinc Production
Mining Unit	Operating Results	Unit	4Q20	4Q19	△%	FY20	FY19	△ %
Underground
Tambomayo	Ore Milled	DMT	150,851	182,359	-17%	510,405	640,914	-20%
	Ore Grade	%	2.20	1.85	19%	1.92	1.99	-3%
	Recovery Rate	%	56.66	69.93	-19%	53.62	75.77	-29%
	MT Produced	MT	1,876	2,356	-20%	5,266	9,672	-46%
Uchucchacua	Ore Milled	DMT	148,173	373,965	-60%	550,718	1,335,018	-59%
	Ore Grade	%	1.50	1.67	-10%	1.56	2.20	-29%
	Recovery Rate	%	66.49	64.79	3%	60.90	65.08	-6%
	MT Produced	MT	1,474	4,046	-64%	5,223	19,144	-73%
Open Pit
Tajo Norte	Ore Milled	DMT	864,200	817,132	6%	2,873,790	3,407,914	-16%
	Ore Grade	%	2.76	2.92	-5%	3.43	2.42	42%
	Recovery Rate	%	55.32	48.95	13%	55.70	52.86	5%
	MT Produced	MT	13,191	11,670	13%	54,909	43,580	26%

Copper Production
Mining Unit	Operating Results	Unit	4Q20	4Q19	△%	FY20	FY19	△ %
Underground
Marcapunta	Ore Milled	DMT	472,303	809,772	-42%	1,659,731	2,926,124	-43%
	Ore Grade	%	2.05	1.66	23%	1.97	1.67	18%
	Recovery Rate	%	89.77	90.45	-1%	91.78	88.68	3%
	MT Produced	MT	8,681	12,159	-29%	30,038	43,394	-31%
Tajo Norte - Cu	Ore Milled	DMT	91,477	0	-	91,477	0	-
	Ore Grade	%	1.04	0.00	-	1.04	0.00	-
	Recovery Rate	%	59.97	0.00	-	59.97	0.00	-
	MT Produced	MT	570	0	-	570	0	-

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 13 of 28

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

	4Q20	4Q19	FY20	FY19
Net Income	-59,859	-58,874	-150,339	-28,459
Add / Substract:	118,991	132,744	297,593	231,266
Depreciation and Amortization in cost of sales	59,125	57,606	189,620	226,335
Share in associated companies by the equity method, net	25,583	62,278	9,517	-47,710
Interest expense	14,692	8,494	37,822	42,173
Impairment (reversal) of inventories	-2,112	3,256	6,558	2,239
Provision of bonuses and compensations	2,537	3,797	13,106	15,855
Depreciation and amortization in administration expenses	950	3,825	3,700	3,825
Loss (gain) on currency exchange difference	225	-938	4,116	734
Profit from discontinued operations	-9,689	3,871	-5,409	10,514
Provision (credit) for income tax, net	12,771	-19,477	25,430	-25,590
Depreciation and amortization in other, net	28	-	105	586
Interest income	-171	-4,019	-2,411	-9,675
Provision (reversal) for contingencies	3,763	-879	4,150	-2,968
Workers participation provision (reversal)	57	-25	57	-7
Write-off of fixed assets	12,675	2,926	12,675	2,926
Changes in provision of exploration activities	640	4,965	640	4,965
Contractor claims provisions	-	4,401	-	4,401
Impairment of long-term lived assets	-2,083	2,083	-2,083	2,083
Other non-cash provisions	-	580	-	580
EBITDA Buenaventura Direct Operations	59,132	73,870	147,254	202,807
EBITDA Yanacocha (43.65%)	20,703	20,531	87,769	139,694
EBITDA Cerro Verde (19.58%)	93,273	71,339	212,163	259,121
EBITDA Coimolache (40.095%)	19,297	17,987	43,419	50,332
EBITDA Buenaventura + All Associates	192,406	183,727	490,605	651,954

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 14 of 28

APPENDIX 4: 2020 RESERVES

RESERVES AS OF DECEMBER 31st 2020

PRELIMINARY PROVEN AND PROBABLE RESERVES

GOLD
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)
Orcopampa	100.00	469	0.299	140	140
Julcani	100.00	269	0.007	2	2
Tambomayo	100.00	2,339	0.107	249	249
La Zanja	53.06	5,197	0.012	65	34
La Zanja (on Pads and Plant)	53.06			1	1
Coimolache (Oxides)	40.10	75,193	0.011	798	320
Coimolache (on Pads and Plant)	40.10			2	1
El Brocal Marcapunta	61.43	30,530	0.021	655	402
El Brocal (Tajo Norte Smelter - Cu-Ag)	61.43	31,760	0.007	212	130
San Gabriel	100.00	11,576	0.150	1,741	1,741
Total				3,865	3,021

SILVER
	% Ownership	MT (000)	Grade Oz/TMS	Oz (000)	Attributable (000)
Uchucchacua (Ag - Zn - Pb)	100.00	7,617	9.67	73,662	73,662
Julcani	100.00	269	20.93	5,636	5,636
Orcopampa	100.00	469	0.55	260	260
Tambomayo	100.00	2,339	4.08	9,546	9,546
La Zanja	53.06	5,197	0.13	659	350
La Zanja (on Pads and Plant)	53.06			33	18
Coimolache (Oxides)	40.10	75,193	0.23	17,385	6,970
Coimolache (on Pads and Plant)	40.10			79	32
El Brocal (Tajo Norte Smelter - Cu-Ag)	61.43	31,760	0.80	25,352	15,574
El Brocal (Tajo Norte Smelter - Zn-Pb-Ag)	61.43	9,840	2.76	27,169	16,690
El Brocal Marcapunta	61.43	30,530	1.04	31,651	19,443
San Gabriel	100.00	11,576	0.24	2,724	2,724
Total				194,156	150,904

ZINC
	% Ownership	MT (000)	% Zn	MT (000)	Attributable (000)
Uchucchacua (Ag - Zn - Pb)	100.00	7,617	1.93	147	147
Tambomayo	100.00	2,339	1.50	35	35
El Brocal (Tajo Norte - Smelter Zn - Pb - Ag )	61.43	9,840	2.15	211	130
Total				393	312

LEAD
	% Ownership	MT (000)	% Pb	MT (000)	Attributable (000)
Uchucchacua (Ag - Zn - Pb)	100.00	7,617	1.11	85	85
Julcani	100.00	269	1.86	5	5
Tambomayo	100.00	2,339	1.00	23	23
El Brocal (Tajo Norte - Smelter Zn - Pb - Ag )	61.43	9,840	1.00	98	60
Total				211	173

COPPER
	% Ownership	MT (000)	% Cu	MT (000)	Attributable (000)
Julcani	100.00	269	0.45	1	1
El Brocal Marcapunta Norte	61.43	30,530	1.29	393	241
El Brocal (Tajo Norte - Smelter Cu - Ag)	61.43	31,760	1.48	469	288
Trapiche	100.00	283,200	0.51	1,444	1,444
Total				2,307	1,975

Prices used for Buenaventura´s Reserves calculation: Gold 1,600 US$/Oz - Silver 20.00 US$/Oz - Zinc 2,300 US$/MT - Lead 1,900US$/MT - Copper 6,500 US$/MT

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 15 of 28

APPENDIX 5: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 16 of 28

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended December 31		For the 12 months ended December 31
	2020	2019	2020	2019
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	136,410	143,190	395,442	516,252
Add:
Consolidated Exploration in units in operation	11,981	9,334	28,044	44,163
Consolidated Commercial deductions	53,318	66,265	179,748	220,306
Consolidated Selling expenses	6,466	7,827	18,533	24,313
Consolidated Cost applicable to sales	208,175	226,616	621,768	805,034

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended December 31		For the 12 months ended December 31
	2020	2019	2020	2019
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	50	136	7	166
Julcani, Silver	6,017	5,977	15,961	24,405
Julcani, Lead	105	204	251	971
Julcani, Copper	0	0	23	47
Orcopampa, Gold	13,213	12,736	34,315	51,154
Orcopampa, Silver	25	42	81	228
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	3	0	11	0
Uchucchacua, Silver	26,741	24,307	74,134	79,562
Uchucchacua, Lead	1,890	3,650	5,119	14,815
Uchucchacua, Zinc	2,818	4,071	6,326	19,004
Tambomayo, Gold	12,580	13,574	40,648	47,741
Tambomayo, Silver	4,464	3,679	12,640	13,540
Tambomayo, Zinc	1,884	1,181	4,123	4,979
Tambomayo, Lead	1,732	1,293	3,670	7,058
La Zanja, Gold	9,185	11,028	30,373	37,445
La Zanja, Silver	683	200	2,499	1,140
El Brocal, Gold	1,504	3,108	5,541	8,429
El Brocal, Silver	8,904	8,061	25,652	26,966
El Brocal, Lead	2,892	5,304	12,331	20,388
El Brocal, Zinc	12,510	10,557	41,583	42,537
El Brocal, Copper	24,939	32,217	73,408	110,979
Non Mining Units	4,271	1,864	6,746	4,697
Consolidated Cost of sales, excluding depreciation and amortization	136,410	143,190	395,442	516,252

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 17 of 28

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended December 31		For the 12 months ended December 31
	2020	2019	2020	2019
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	11	29	1	38
Julcani, Silver	1,338	1,290	3,112	5,593
Julcani, Lead	23	44	49	223
Julcani, Copper	0	0	4	11
Orcopampa, Gold	2,332	1,327	5,186	9,000
Orcopampa, Silver	4	4	12	40
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	1	0
Uchucchacua, Silver	2,523	1,541	5,830	6,257
Uchucchacua, Lead	178	231	403	1,165
Uchucchacua, Zinc	266	258	498	1,495
Tambomayo, Gold	1,622	1,576	4,763	7,562
Tambomayo, Silver	576	427	1,481	2,145
Tambomayo, Lead	243	137	483	789
Tambomayo, Zinc	223	150	430	1,118
La Zanja, Gold	1	1	2	2
La Zanja, Silver	0	0	0	0
El Brocal, Gold	78	122	202	351
El Brocal, Silver	463	315	937	1,124
El Brocal, Lead	151	208	450	850
El Brocal, Zinc	651	413	1,519	1,774
El Brocal, Copper	1,298	1,260	2,681	4,627
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	11,981	9,334	28,044	44,163

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended December 31		For the 12 months ended December 31
	2020	2019	2020	2019
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	14	16	11	19
Julcani, Silver	939	683	2,505	3,084
Julcani, Lead	16	23	38	122
Julcani, Copper	0	0	5	8
Orcopampa, Gold	42	98	234	201
Orcopampa, Silver	0	0	9	1
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	1	-1
Uchucchacua, Silver	5,072	11,739	18,831	29,088
Uchucchacua, Lead	296	1,341	1,111	3,324
Uchucchacua, Zinc	522	2,406	2,082	10,197
Tambomayo, Gold	3,145	3,912	6,266	7,786
Tambomayo, Silver	1,663	1,544	4,023	4,265
Tambomayo, Lead	548	447	1,219	1,497
Tambomayo, Zinc	1,536	1,324	3,585	6,170
La Zanja, Gold	29	17	376	102
La Zanja, Silver	2	0	21	2
El Brocal, Gold	1,263	2,519	5,377	7,438
El Brocal, Silver	5,678	4,458	17,258	14,730
El Brocal, Lead	1,161	1,653	6,528	5,495
El Brocal, Zinc	11,076	7,710	41,907	27,302
El Brocal, Copper	20,316	26,373	68,360	99,477
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	53,318	66,265	179,748	220,306

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 18 of 28

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended December 31		For the 12 months ended December 31
	2020	2019	2020	2019
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	2	3	0	3
Julcani, Silver	196	119	430	384
Julcani, Lead	3	4	7	15
Julcani, Copper	0	0	1	1
Orcopampa, Gold	111	92	435	257
Orcopampa, Silver	0	0	1	1
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	904	1,671	2,751	4,278
Uchucchacua, Lead	64	251	190	797
Uchucchacua, Zinc	95	280	235	1,022
Tambomayo, Gold	859	1,031	2,570	2,566
Tambomayo, Silver	305	280	799	728
Tambomayo, Lead	129	90	261	268
Tambomayo, Zinc	118	98	232	379
La Zanja, Gold	0	50	74	312
La Zanja, Silver	0	1	6	9
El Brocal, Gold	94	174	317	437
El Brocal, Silver	557	452	1,468	1,399
El Brocal, Lead	181	297	706	1,057
El Brocal, Zinc	782	591	2,379	2,206
El Brocal, Copper	1,559	1,805	4,200	5,756
Non Mining Units	509	538	1,471	2,439
Consolidated Selling expenses	6,466	7,827	18,533	24,313

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 19 of 28

	JULCANI													JULCANI
	4Q 2020						4Q 2019							FY 2020						FY 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	50	6,017	105	-	-	6,172	136	5,977	204	-	-	6,317	Cost of Sales (without D&A) (US$000)	7	15,961	251	-	23	16,241	166	24,405	971	-	47	25,589
Add:													Add:
Exploration Expenses (US$000)	11	1,338	23	-	-	1,372	29	1,290	44	-	-	1,363	Exploration Expenses (US$000)	1	3,112	49	-	4	3,167	38	5,593	223	-	11	5,864
Commercial Deductions (US$000)	14	939	16	-	-0	969	16	683	23	-	-	722	Commercial Deductions (US$000)	11	2,505	38	-	5	2,559	19	3,084	122	-	8	3,233
Selling Expenses (US$000)	2	196	3	-	-	201	2.71	119.22	4.08	-	-	126	Selling Expenses (US$000)	0	430	7	-	1	438	3	384	15	-	1	403
Cost Applicable to Sales (US$000)	76	8,490	148	-	-0	8,714	184	8,069	276	-	-	8,528	Cost Applicable to Sales (US$000)	19	22,008	345	-	33	22,405	225	33,467	1,331	-	66	35,089
Divide:													Divide:
Volume Sold	63	619,666	128	-	-1	Not Applicable	162	611,490	194	-	-	Not Applicable	Volume Sold	133	1,542,568	306	-	18	Not Applicable	179	2,480,173	839	-	14	Not Applicable
CAS	1,220	13.70	1,157	-	-	Not Applicable	1,138	13.20	1,422	-	-	Not Applicable	CAS	143	14.27	1,126	-	1,819	Not Applicable	1,259	13.49	1,585	-	4,788	Not Applicable
															6%

	ORCOPAMPA													ORCOPAMPA
	4Q 2020						4Q 2019							FY 2020						FY 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	13,213	25	-	-	-	13,238	12,736	42	-	-	-	12,778	Cost of Sales (without D&A) (US$000)	34,315	81	-	-	-	34,396	51,154	228	-	-	-	51,382
Add:					-								Add:
Exploration Expenses (US$000)	2,332	4	-	-	-	2,336	1,327	4	-	-	-	1,331	Exploration Expenses (US$000)	5,186	12	-	-	-	5,198	9,000	40	-	-	-	9,040
Commercial Deductions (US$000)	42	0	-	-	-	42	98	0	-	-	-	99	Commercial Deductions (US$000)	234	9	-	-	-	243	201	1	-	-	-	202
Selling Expenses (US$000)	111	0	-	-	-	111	92	0	-	-	-	92	Selling Expenses (US$000)	435	1	-	-	-	436	257	1	-	-	-	258
Cost Applicable to Sales (US$000)	15,697	30	-	-	-	15,727	14,253	47	-	-	-	14,300	Cost Applicable to Sales (US$000)	40,169	104	-	-	-	40,273	60,612	271	-	-	-	60,882
Divide:													Divide:
Volume Sold	11,907	1,616	-	-	-	Not Applicable	14,601	3,849	-	-	-	Not Applicable	Volume Sold	41,757	8,113	-	-	-	Not Applicable	40,702	15,049	-	-	-	Not Applicable
CAS	1,318	18.64	-	-	-	Not Applicable	976	12.23	-	-	-	Not Applicable	CAS	962	12.78	-	-	-	Not Applicable	1,489	17.98	-	-	-	Not Applicable

	UCHUCCHACUA													UCHUCCHACUA
	4Q 2020						4Q 2019							FY 2020						FY 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	3	26,741	1,890	2,818	-	31,452	-	24,307	3,650	4,071	-	32,029	Cost of Sales (without D&A) (US$000)	11	74,134	5,119	6,326	-	85,590	-	79,562	14,815	19,004	-	113,381
Add:													Add:
Exploration Expenses (US$000)	0	2,523	178	266	-	2,967	-	1,541	231	258	-	2,031	Exploration Expenses (US$000)	1	5,830	403	498	-	6,731	-	6,257	1,165	1,495	-	8,917
Commercial Deductions (US$000)	0	5,072	296	522	-	5,890	0	11,739	1,341	2,406	-	15,487	Commercial Deductions (US$000)	1	18,831	1,111	2,082	-	22,026	-1	29,088	3,324	10,197	-	42,608
Selling Expenses (US$000)	0	904	64	95	-	1,063	-	1,671	251	280	-	2,202	Selling Expenses (US$000)	0	2,751	190	235	-	3,176	-	4,278	797	1,022	-	6,096
Cost Applicable to Sales (US$000)	4	35,240	2,427	3,701	-	41,372	0	39,259	5,474	7,015	-	51,749	Cost Applicable to Sales (US$000)	13	101,547	6,823	9,141	-	117,523	-1	119,184	20,101	31,718	-	171,002
Divide:													Divide:
Volume Sold	2	1,166,790	1,095	1,127	-	Not Applicable	-	2,634,857	3,471	3,211	-	Not Applicable	Volume Sold	2	4,566,624	4,209	4,066	-	Not Applicable	0	9,808,791	15,347	15,315	-	Not Applicable
CAS	2,129	30.20	2,216	3,285	-	Not Applicable	-	14.90	1,577	2,185	-	Not Applicable	CAS	7,067	22.24	1,621	2,248	-	Not Applicable	-	12.15	1,310	2,071	-	Not Applicable

	TAMBOMAYO													TAMBOMAYO
	4Q 2020						4Q 2019							FY 2020						FY 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	12,580	4,464	1,884	1,732	-	20,660	13,574	3,679	1,181	1,293.36	-	19,727	Cost of Sales (without D&A) (US$000)	40,648	12,640	4,123	3,670	-	61,082	47,741	13,540	4,979	7,058	-	73,319
Add:													Add:
Exploration Expenses (US$000)	1,622	576	243	223	-	2,664	1,576	427	137	150	-	2,290	Exploration Expenses (US$000)	4,763	1,481	483	430	-	7,157	7,562	2,145	789	1,118	-	11,613
Commercial Deductions (US$000)	3,145	1,663	548	1,536	-	6,891	3,912	1,544	447	1,324	-	7,227	Commercial Deductions (US$000)	6,266	4,023	1,219	3,585	-	15,093	7,786	4,265	1,497	6,170	-	19,718
Selling Expenses (US$000)	859	305	129	118	-	1,410	1,031	280	90	98	-	1,499	Selling Expenses (US$000)	2,570	799	261	232	-	3,862	2,566	728	268	379	-	3,940
Cost Applicable to Sales (US$000)	18,205	7,007	2,803	3,610	-	31,625	20,093	5,929	1,855	2,866	-	30,743	Cost Applicable to Sales (US$000)	54,247	18,944	6,086	7,917	-	87,194	65,655	20,677	7,532	14,725	-	108,590
Divide:													Divide:
Volume Sold	17,999	469,849	2,501	1,603	-	Not Applicable	26,240	623,846	1,782	1,800	-	Not Applicable	Volume Sold	57,633	1,474,485	6,009	4,463	-	Not Applicable	96,636	2,318,434	7,211	7,850	-	Not Applicable
CAS	1,011	14.91	1,121	2,252	-	Not Applicable	766	9.50	1,041	1,592	-	Not Applicable	CAS	941	12.85	1,013	1,774	-	Not Applicable	679	8.92	1,045	1,876	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 20 of 28

	LA ZANJA													LA ZANJA
	4Q 2020						4Q 2019							FY 2020						FY 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	9,185	683	-	-	-	9,868	11,028	200	-	-	-	11,228	Cost of Sales (without D&A) (US$000)	30,373	2,499	-	-	-	32,872	37,445	1,140	-	-	-	38,585
Add:													Add:
Exploration Expenses (US$000)	1	0	-	-	-	1	1	0	-	-	-	1	Exploration Expenses (US$000)	2	0	-	-	-	2	2	0	-	-	-	2
Commercial Deductions (US$000)	29	2	-	-	-	31	17	0	-	-	-	17	Commercial Deductions (US$000)	376	21	-	-	-	397	102	2	-	-	-	104
Selling Expenses (US$000)	-	-	-	-	-	-	50	1	-	-	-	51	Selling Expenses (US$000)	74	6	-	-	-	80	312	9	-	-	-	321
Cost Applicable to Sales (US$000)	9,215	686	-	-	-	9,900	11,097	201	-	-	-	11,297	Cost Applicable to Sales (US$000)	30,825	2,526	-	-	-	33,351	37,861	1,151	-	-	-	39,012
Divide:													Divide:
Volume Sold	5,057	27,476	-	-	-	Not Applicable	6,233	9,722	-	-	-	Not Applicable	Volume Sold	17,730	122,180	-	-	-	Not Applicable	30,710	80,880	-	-	-	Not Applicable
CAS	1,822	24.96	-	-	-	Not Applicable	1,780	20.64	-	-	-	Not Applicable	CAS	1,739	20.67	-	-	-	Not Applicable	1,233	14.24	-	-	-	Not Applicable

	BROCAL													BROCAL
	4Q 2020						4Q 2019							FY 2020						FY 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,504	8,904	2,892	12,510	24,939	50,749	3,108	8,061	5,304	10,557	32,217	59,247	Cost of Sales (without D&A) (US$000)	5,541	25,652	12,331	41,583	73,408	158,515	8,429	26,966	20,388	42,537	110,979	209,299
Add:													Add:
Exploration Expenses (US$000)	78	463	151	651	1,298	2,641	122	315	208	413	1,260	2,318	Exploration Expenses (US$000)	202	937	450	1,519	2,681	5,789	351	1,124	850	1,774	4,627	8,727
Commercial Deductions (US$000)	1,263	5,678	1,161	11,076	20,316	39,495	2,519	4,458	1,653	7,710	26,373	42,713	Commercial Deductions (US$000)	5,377	17,258	6,528	41,907	68,360	139,431	7,438	14,730	5,495	27,302	99,477	154,441
Selling Expenses (US$000)	94	557	181	782	1,559	3,172	174	452	297	591	1,805	3,319	Selling Expenses (US$000)	317	1,468	706	2,379	4,200	9,070	437	1,399	1,057	2,206	5,756	10,856
Cost Applicable to Sales (US$000)	2,939	15,602	4,385	25,019	48,112	96,057	5,923	13,286	7,462	19,271	61,655	107,597	Cost Applicable to Sales (US$000)	11,437	45,315	20,015	87,388	148,650	312,805	16,656	44,219	27,790	73,818	220,840	383,323
Divide:													Divide:
Volume Sold	2,080	860,675	3,775	10,839	8,933	Not Applicable	4,197	896,000	5,412	9,691	11,520	Not Applicable	Volume Sold	7,390	2,696,506	17,824	45,442	28,948	Not Applicable	12,648	3,520,992	22,598	36,788	41,013	Not Applicable
CAS	1,413	18.13	1,162	2,308	5,386	Not Applicable	1,411	14.83	1,379	1,989	5,352	Not Applicable	CAS	1,548	16.80	1,123	1,923	5,135	Not Applicable	1,317	12.56	1,230	2,007	5,385	Not Applicable

	NON MINING COMPANIES													NON MINING COMPANIES
	4Q 2020						4Q 2019							FY 2020						FY 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	4,271	-	-	-	-	-	1,864	Cost of Sales (without D&A) (US$000)	-	-	-	-	-	6,746	-	-	-	-	-	4,697
Add:												-	Add:												-
Selling Expenses (US$000)	-	-	-	-	-	509	-	-	-	-	-	538	Selling Expenses (US$000)	-	-	-	-	-	1,471	-	-	-	-	-	2,439
Total (US$000)	-	-	-	-	-	4,780	-	-	-	-	-	2,402	Total (US$000)	-	-	-	-	-	8,217	-	-	-	-	-	7,136

	BUENAVENTURA CONSOLIDATED													BUENAVENTURA CONSOLIDATED
	4Q 2020						4Q 2019							FY 2020						FY 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	36,534	46,834	6,771	17,060	24,939	136,410	40,582	42,266	10,340	15,922	32,217	143,190	Cost of Sales (without D&A) (US$000)	110,894	130,967	21,825	51,579	73,431	395,442	144,936	145,842	41,153	68,599	111,026	516,252
Add:													Add:
Exploration Expenses (US$000)	4,044	4,904	595	1,140	1,298	11,981	3,054	3,578	620	821	1,260	9,334	Exploration Expenses (US$000)	10,155	11,373	1,385	2,446	2,685	28,044	16,953	15,159	3,026	4,386	4,638	44,163
Commercial Deductions (US$000)	4,492	13,355	2,021	13,134	20,316	53,318	6,563	18,425	3,464	11,440	26,373	66,265	Commercial Deductions (US$000)	12,265	42,647	8,897	47,574	68,365	179,748	15,545	51,170	10,437	43,669	99,485	220,306
Selling Expenses (US$000)	1,065	1,961	377	995	1,559	6,466	1,350	2,523	642	970	1,805	7,827	Selling Expenses (US$000)	3,397	5,455	1,163	2,846	4,201	18,533	3,574	6,799	2,137	3,607	5,757	24,313
Cost Applicable to Sales (US$000)	46,136	67,054	9,764	32,330	48,112	208,175	51,549	66,791	15,066	29,153	61,655	226,616	Cost Applicable to Sales (US$000)	136,710	190,442	33,269	104,446	148,683	621,768	181,008	218,970	56,754	120,261	220,906	805,034
Divide:													Divide:
Volume Sold	37,108	3,146,072	7,499	13,569	8,932	Not Applicable	51,432	4,779,765	10,858	14,702	11,520	Not Applicable	Volume Sold	124,644	10,410,477	28,348	53,971	28,966	Not Applicable	180,876	18,224,320	45,995	59,953	41,027	Not Applicable
CAS	1,243	21.31	1,302	2,383	5,387	Not Applicable	1,002	13.97	1,388	1,983	5,352	Not Applicable	CAS	1,097	18.29	1,174	1,935	5,133	Not Applicable	1,001	12.02	1,234	2,006	5,384	Not Applicable

	COIMOLACHE													COIMOLACHE
	4Q 2020						4Q 2019							FY 2020						FY 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL		GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	29,590	2,128	-	-	-	31,718	33,557	2,174	-	-	-	35,731	Cost of Sales (without D&A) (US$000)	84,413	6,676	-	-	-	91,089	103,136	5,588	-	-	-	108,724
Add:													Add:
Exploration Expenses (US$000)	2,373	171	-	-	-	2,544	2,222	144	-	-	-	2,366	Exploration Expenses (US$000)	3,323	263	-	-	-	3,586	6,154	333	-	-	-	6,487
Commercial Deductions (US$000)	125	11	-	-	-	135	141	9	-	-	-	150	Commercial Deductions (US$000)	585	57	-	-	-	642	436	23	-	-	-	459
Selling Expenses (US$000)	459	33	-	-	-	492	357	23	-	-	-	380	Selling Expenses (US$000)	1,195	94	-	-	-	1,289	1,103	60	-	-	-	1,163
Cost Applicable to Sales (US$000)	32,547	2,342	-	-	-	34,889	36,278	2,349	-	-	-	38,627	Cost Applicable to Sales (US$000)	89,516	7,090	-	-	-	96,606	110,830	6,003	-	-	-	116,833
Divide:													Divide:
Volume Sold	40,369	225,775	-	-	-	Not Applicable	52,272	287,716	-	-	-	Not Applicable	Volume Sold	104,797	699,918	-	-	-	Not Applicable	162,013	737,689	-	-	-	Not Applicable
CAS	806	10.37	-	-	-	Not Applicable	694	8.17	-	-	-	Not Applicable	CAS	854	10.13	-	-	-	Not Applicable	684	8.14	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 21 of 28

APPENDIX 6: All-in Sustaining Cost

Buenaventura
All-in Sustaining Cost for 4Q20

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	4Q20		4Q20		4Q20		4Q20
Au Ounces Sold BVN
Au Ounces bought from La Zanja
Au Ounces Sold Net		29,971		5,057		40,369		48,840

	4Q20		US$ 000'		US$ 000'		US$ 000'
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	77,146	2,574	11,744	2,322	31,718	786	96,095	1,968
Exploration in Operating Units	9,340	312	1	0	2,544	63	10,361	212
Royalties	1,709	57	0	0	0	0	1,709	35
Comercial Deductions[3]	13,792	460	31	6	135	3	13,863	284
Selling Expenses	2,958	99	24	5	493	12	3,168	65
Administrative Expenses	9,733	325	942	186	871	22	10,582	217
Other, net	1,085	36	-170	-34	12	0	1,000	20
Sustaining Capex[4]	7,302	244	252	50	11,208	278	11,930	244

By-product Credit	-70,040	-2,337	-696	-138	-5,356	-133	-72,557	-1,486

All-in Sustaining Cost	53,026	1,769	12,129	2,398	41,625	1,031	76,150	1,559

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 22 of 28

Buenaventura
All-in Sustaining Cost for 4Q19

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	4Q19		4Q19		4Q19		4Q19
Au Ounces Sold BVN		41,002
Au Ounces bought from La Zanja
Au Ounces Sold Net		41,002		6,233		52,272		65,268

	4Q19		4Q19		4Q19		4Q19
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	76,585	1,868	11,482	1,842	35,734	684	97,005	1,486
Exploration in Operating Units	7,015	171	0	0	2,366	45	7,964	122
Royalties	1,595	39	0	0	0	0	1,595	24
Comercial Deductions[3]	23,535	574	17	3	150	3	23,605	362
Selling Expenses	4,168	102	51	8	380	7	4,347	67
Administrative Expenses	11,850	289	61	10	1,246	24	12,382	190
Other, net	9,029	220	-17	-3	5,289	101	11,141	171
Sustaining Capex[4]	15,087	368	540	87	15,110	289	21,432	328

By-product Credit	-88,645	-2,162	-167	-27	-12,460	-238	-93,729	-1,436

All-in Sustaining Cost	60,220	1,469	11,967	1,920	47,815	915	85,741	1,314

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 23 of 28

All-in Sustaining Cost for FY20

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	FY20		FY20		FY20		FY20

Au Ounces Sold Net		99,524		17,730		104,797		150,950

	FY20		FY20		FY20		FY20
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	218,022	2,191	31,978	1,804	91,089	869	271,512	1,799
Exploration in Operating Units	22,253	224	2	0	3,586	34	23,692	157
Royalties	6,180	62	0	0	0	0	6,180	41
Comercial Deductions[3]	39,921	401	397	22	642	6	40,389	268
Selling Expenses	8,542	86	104	6	1,290	12	9,114	60
Administrative Expenses	41,571	418	2,434	137	4,043	39	44,484	295
Other, net	139	1	712	40	120	1	565	4
Sustaining Capex[4]	11,320	114	815	46	18,793	179	19,288	128

By-product Credit	-200,379	-2,013	-2,678	-151	-14,886	-142	-207,769	-1,376

All-in Sustaining Cost	147,569	1,483	33,763	1,904	104,676	999	207,454	1,374

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 24 of 28

Buenaventura
All-in Sustaining Cost for FY19

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	FY19		FY19		FY19		FY19
Au Ounces Sold BVN		137,517
Au Ounces bought from La Zanja
Au Ounces Sold Net		137,517		30,710		162,013		218,771

	FY19		FY19		FY19		FY19
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	286,675	2,085	39,693	1,292	108,727	671	351,330	1,606
Exploration in Operating Units	35,434	258	2	0	6,487	40	38,036	174
Royalties	4,741	34	0	0	0	0	4,741	22
Comercial Deductions[3]	65,814	479	104	3	459	3	66,053	302
Selling Expenses	11,477	83	321	10	1,163	7	12,114	55
Administrative Expenses	47,131	343	2,223	72	4,709	29	50,199	229
Other, net	19,719	143	1,119	36	5,705	35	22,600	103
Sustaining Capex[4]	29,940	218	2,023	66	31,078	192	43,474	199

By-product Credit	-342,596	-2,491	-1,300	-42	-12,460	-77	-348,282	-1,592

All-in Sustaining Cost	158,335	1,151	44,185	1,439	145,868	900	240,265	1,098

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 25 of 28

APPENDIX 7

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of December 31, 2020 and 2019
	2020	2019
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	235,449	210,046
Trade and other receivables, net	230,830	287,712
Inventory, net	77,327	97,973
Income tax credit	19,837	31,919
Prepaid expenses	25,709	20,969
	589,152	648,619

Non-current assets
Trade and other receivables, net	102,347	88,515
Inventories, net	23,637	394
Investment in associates and joint venture	1,488,775	1,488,247
Mining concessions, development costs, right-of-use, property, plant and equipment, net	1,650,361	1,754,372
Investment properties, net	186	204
Deferred income tax asset	73,850	74,556
Prepaid expenses	24,806	25,692
Other assets, net	26,503	26,675
	3,390,465	3,458,655

Total assets	3,979,617	4,107,274

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	65,793	55,000
Trade and other payables	179,956	166,244
Provisions, contingent liabilities and other liabilities	68,000	72,771
Income tax payable	3,162	5,650
Financial obligations	25,086	265,692
Hedge derivative financial instruments	18,439	-
	360,436	565,357
Non-current liabilities
Trade and other payables	-	616
Provisions, contingent liabilities and other liabilities	252,338	221,736
Financial obligations	506,567	305,996
Contingent consideration liability	22,100	16,410
Deferred income tax liabilities	38,319	28,959
	819,324	573,717

Total liabilities	1,179,760	1,139,074

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,194	163,168
Other reserves	269	269
Retained earnings	1,503,785	1,639,658
Other reserves of equity	(9,526)	(1,311)
Shareholders’ equity, net attributable to owners of the parent	2,627,460	2,771,522
Non-controlling interest	172,397	196,678
Total shareholders’ equity, net	2,799,857	2,968,200

Total liabilities and shareholders’ equity, net	3,979,617	4,107,274

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 26 of 28

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three and twelve month periods ended December 31, 2020 and 2019

	For the three-month period ended December 31,		For the twelve month period ended December, 31
	2020	2019	2020	2019
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Sales revenue
Sales of goods	220,539	219,306	637,619	821,930
Sales of services	10,925	11,321	20,285	23,661
Royalty income	4,596	4,863	18,638	22,297
Total sales revenue	236,060	235,490	676,542	867,888

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(135,876)	(141,945)	(393,888)	(512,874)
Unabsorbed cost due to production stoppage	166	-	(27,758)	-
Cost of sales of services, excluding depreciation and amortization	(534)	(1,245)	(1,554)	(3,378)
Depreciation and amortization	(59,125)	(57,606)	(189,620)	(226,335)
Exploration in operating units	(11,981)	(9,334)	(28,044)	(44,163)
Mining royalties	(3,614)	(3,727)	(11,749)	(12,832)
Total operating costs	(210,964)	(213,857)	(652,613)	(799,582)

Gross profit (loss)	25,096	21,633	23,929	68,306

Operating expenses, net
Administrative expenses	(17,342)	(21,448)	(67,185)	(76,297)
Selling expenses	(6,466)	(7,827)	(18,533)	(24,313)
Write –off of stripping activity asset	(11,633)	-	(11,633)	-
Exploration in non-operating areas	(3,208)	(2,740)	(8,475)	(11,879)
Reversal (provision) for contingencies and others	(3,763)	879	(4,150)	2,968
Impairment recovery (loss) of long-lived assets	(1,822)	15,553	2,083	(2,083)
Other, net	2,690	(14,715)	2,690	(14,715)
Total operating expenses, net	(41,544)	(30,298)	(105,203)	(126,319)

Operating profit (loss)	(16,448)	(8,665)	(81,274)	(58,013)

Financial income	171	4,019	2,411	9,675
Financial costs	(14,692)	(8,494)	(37,822)	(42,173)
Share in the results of associates and joint venture	(25,583)	(62,278)	(9,517)	47,710
Net gain (loss) from currency exchange difference	(225)	938	(4,116)	(734)

Loss before income tax	(56,777)	(74,480)	(130,318)	(43,535)

Current income tax	(3,587)	(6,585)	(9,924)	(11,911)
Deferred income tax	(9,184)	26,062	(15,506)	37,501

Loss from continuing operations	(69,548)	(55,003)	(155,748)	(17,945)

Discontinued operations
Profit (loss) from discontinued operations attributable to equity holders of the parent	9,689	(3,871)	5,409	(10,514)
Net loss	(59,859)	(58,874)	(150,339)	(28,459)

Attributable to:
Equity holders of the parent	(60,010)	(53,672)	(135,718)	(12,208)
Non-controlling interest	151	(5,202)	(14,621)	(16,251)
	(59,859)	(58,874)	(150,339)	(28,459)

Basic and diluted loss per share attributable
to equity holders of the parent, stated in U.S. dollars	(0.24)	(0.21)	(0.53)	(0.05)

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 27 of 28

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three and twelve month periods ended December 31, 2020 and 2019

	For the three-month period ended December, 31		For the twelve month period ended December, 31
	2020	2019	2020	2019
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	208,356	174,800	708,196	783,000
Recovery from value added tax and other taxes	6,359	16,166	42,967	45,712
Royalty received	2,260	6,914	18,954	23,001
Dividends received from related parties	1,017	2,467	3,649	33,388
Dividends received from investments	-	-	2,500	-
Proceeds from insurance claim	-	-	4,381	-
Interest received	55	3,742	1,658	4,265
Payments to suppliers and third-parties, and other net	(129,584)	(145,681)	(454,140)	(610,737)
Payments to employees	(31,286)	(30,472)	(129,353)	(137,300)
Payments of income taxes and royalties paid to Peruvian State	(7,925)	(8,855)	(25,708)	(24,935)
Payments for tax litigation	(22,386)	(36,322)	(22,386)	(36,322)
Interest paid	(4,135)	(7,455)	(21,653)	(28,266)
Payments of royalties	(1,709)	(1,595)	(6,180)	(4,741)

Net cash and cash equivalents provided by operating activities	21,022	(26,291)	122,885	47,065

Investing activities
Proceeds from sale of property, plant and equipment to third parties	2,947	24	24,416	726
Additions to mining concessions, development costs, property, plant and equipment	(37,464)	(38,372)	(71,546)	(102,627)
Acquisition of investment in associate	-	-	(13,453)	-
Payments for acquisition of other assets	(530)	(1,232)	(1,641)	(3,700)

Net cash and cash equivalents used in investing activities	(35,047)	(39,580)	(62,224)	(105,601)

Financing activities
Proceeds of bank loans	-	-	18,019	55,000
Payments of bank loans	(2,197)	-	(7,197)	(95,000)
Proceeds of financial obligations	-	161,894	-	161,894
Payments of financial obligations	(9,784)	(152,495)	(38,994)	(186,152)
Dividends paid to controlling shareholders	-	(6,858)	-	(22,098)
Short-term and low value lease payments	(4,080)	(7,596)	(4,080)	(7,596)
Decrease (increase) of bank accounts in trust	1,919	2,345	2,134	(166)
Dividends paid to non-controlling interest	(1,200)	(1,081)	(5,140)	(6,500)

Net cash and cash equivalents used in financing activities	(15,342)	(3,791)	(35,258)	(100,618)

Net increase (decrease) in cash and cash equivalents during the period	(29,367)	(69,662)	25,403	(159,154)
Cash and cash equivalents at the beginning of the period	260,435	441,602	210,046	369,200

Cash and cash equivalents at period-end	231,068	371,940	235,449	210,046

Compañía de Minas Buenaventura S.A.A. Fourth Quarter 2020 Results Page 28 of 28

	For the three-month period ended December, 31		For the twelve month period ended December, 31
	2020	2019	2020	2019
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net loss	(59,859)	(58,874)	(150,339)	(28,459)

Plus (less):
Depreciation and amortization in cost of sales	59,125	57,606	189,620	226,335
Depreciation and amortization in other, net	28	30	105	586
Depreciation and amortization in administration expenses	951	(461)	3,700	3,825
Net share in results of associates and joint venture	25,583	62,278	9,517	(47,710)
Reversal (provision) for impairment loss of inventories	(2,955)	2,940	5,715	2,239
Bonus provision - executives & employes	2,537	3,797	13,106	15,855
Accretion expense of provision for closure of mining units and exploration projects	1,846	2,238	6,848	10,390
Net loss (gain) from currency exchange difference	225	(938)	4,116	734
Provision for estimated fair value of sales	(11,669)	(5,922)	(9,409)	(2,741)
Deferred income tax expense (income)	9,184	(26,062)	15,506	(37,501)
Recovery (expense) for provision for contingencies	3,763	(879)	4,150	(2,968)
Fair value of provision for contingences liabilities	4,540	(807)	5,690	655
Provision for impairment of long-lived assets	(2,083)	2,083	(2,083)	2,083
Write-off of fixed assets	586	2,926	586	2,926
Write –off of stripping activity asset	11,633	-	11,633	−
Other net	(626)	17,620	(3,297)	3,657

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(47,031)	(122,853)	36,353	(121,936)
Inventories	11,024	12,742	(8,312)	39,125
Income tax credit	(2,460)	(3,204)	12,082	(7,204)
Prepaid expenses	(14,328)	(6,678)	(3,854)	(2,938)

Increase (decrease) in operating liabilities -
Trade and other accounts payable	34,372	33,898	4,513	(21,863)
Provisions, contingent liabilities and other liabilities	(5,255)	(3,937)	(26,722)	(25,303)
Income tax payable	874	3,699	(2,488)	3,890

Proceeds from dividends	1,017	2,467	6,149	33,388

Net cash and cash equivalents provided by operating activities	21,022	(26,291)	122,885	47,065

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: February 25, 2021